[VERTEX LOGO]	VERTEX PHARMACEUTICALS INCORPORATED 130 WAVERLY STREET • CAMBRIDGE, MA 02139-4242 TEL. 617.444.6100 • FAX 617.444-6483 http://www.vrtx.com

October 28, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Vertex Pharmaceuticals Incorporated
  Registration Statement on Form S-3 (Registration No. 333-)

Ladies and Gentlemen:

        Vertex Pharmaceuticals Incorporated (the "Registrant") is filing this registration statement on Form S-3 registering the offer and sale by holders of its 5 3/4% Convertible Senior Subordinated Notes Due 2011 (the "Notes") of the Notes and the shares of the Registrant's common stock issuable upon conversion of the Notes.

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended ("Securities Act"), the Registrant may make an oral request to accelerate the effectiveness of the enclosed Registration Statement. The Registrant is aware of its obligations under the Securities Act arising therefrom.

        The Registrant has previously transferred funds in an amount equal to or exceeding the filing fee as computed under the Rule 457(a) promulgated under the Securities Act to the Commission's designated depository, Mellon Bank in Pittsburgh, Pennsylvania.

        Please address any comments or inquires to the undersigned at telephone: 617-444-6131; fax: 617-507-9156; or email: Jeff_Donohue@vrtx.com.

        Thank you for your assistance.

                      Very truly yours,

                      /s/ Jeffrey P. Donohue

                      Jeffrey P. Donohue
                      Corporate Counsel
                      Vertex Pharmaceuticals Incorporated